Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


               ELAN ANNOUNCES WEBCAST OF DATA FROM ITS ALZHEIMER'S IMMUNOTHERAPY PROGRAMME TO BE PRESENTED AT THE 9TH
                INTERNATIONAL CONFERENCE ON ALZHEIMER'S DISEASE


DUBLIN, IRELAND, JULY 7, 2004--Elan Corporation, plc today announced that it will host a discussion of the data from its Alzheimer's Immunotherapy Programme to be presented at the 9th International Conference on Alzheimer's Disease and Related Disorders at the Pennsylvania Convention Center in Philadelphia during the oral presentation session on Wednesday, July 21, 2004 at 3.00 p.m. Eastern Time. Following the session, Elan and its collaborator in the immunotherapeutics programme, Wyeth Pharmaceuticals, will host a discussion of the data at 5.15 p.m. Eastern Time, 10.15 p.m. British Summer Time with the media and the investment community.

This event will be webcast live and can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.